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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
January 1, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS: Ina B. Bond

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,866,749

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,674,566

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,866,749

WITH:	8	SHARED DISPOSITIVE POWER:

		6,674,566

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,541,315

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): N/A

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.
     (a) Name:      Ina B. Bond
     (b) Principal Business address:      8215 West Highway 42
                                                            Goshen, Kentucky 40026
     (c) United States of America
     (d) Brown-Forman Corporation Class A Common Stock
     (e) 0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
     (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     The amount of shares beneficially owned by the undersigned as of January 1, 2006, is as follows:

		Aggregate
		Number
(a)	Beneficially Owned	8,541,315
(b)	Percent of Class	15.0%
(c)	Sole Voting Power	1,866,749
	Shared Voting Power	6,674,566
	Sole Disposition Power	1,866,749
	Shared Disposition Power	6,674,566
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The undersigned, as a member of the Advisory Committee to a certain trust, with two other Advisory Committee members, shares voting and disposal powers over shares of Brown-Forman Corporation Class A Common Stock in excess of 5% of the class. Those other advisors are W.L. Lyons Brown, Jr., 320 Whittington Pkwy., Ste. 206, Louisville, Kentucky 40222, former Chairman of the Board and Chief Executive Officer of Brown-Forman Corporation, currently United States Ambassador to Austria, and Owsley Brown II, Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, Chairman of the Board and former Chief Executive Officer, Brown-Forman Corporation.
     Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared dispositional power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A Common Stock: Sara S. Brown.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A

Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2006

/s/ Ina B. Bond
————————————
Ina B. Bond

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